

December 2, 2022

Rohan Seth
Chief Financial Officer
CUTERA INC
3240 Bayshore Blvd.
Brisbane , California 94005

      Re: CUTERA INC
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed March 1, 2022
          Form 8-K Filed February 22, 2022
          Response Letter Dated November 29, 2022
          File No. 000-50644

Dear Rohan Seth:

      We have reviewed your November 29, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 4, 2022 letter.

Form 8-K Filed February 22, 2022

Exhibit 99.1

1.   We note your response to comment 4. While we understand that for US GAAP purposes and for actual tax purposes, you may not have paid any US income taxes, the amount of income taxes to be recognized when presenting an after tax non-GAAP performance measure would be based on the facts and circumstances using non-GAAP performance information and calculations. As such, it remains unclear how your non-GAAP net income for the quarter and fiscal year ended December 31, 2021 complies with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations. Please provide us with a more comprehensive explanation of your consideration of the facts and

circumstances for your US operation's need to continue to recognize a full valuation allowance for the periods presented in your December 31, 2021 earnings press release or revise your presentation to include the appropriate tax adjustment for the fiscal year 2021 periods presented. Further, footnote disclosure should be provided for each period presented to clearly explain how the amount of the income tax expense adjustment recognized was calculated and/or the specific facts and circumstances on a non-GAAP basis that led you to conclude no adjustment to income taxes was required.

 You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services